Exhibit 99.3

Dear Shareholder:

As a registered shareholder of Yamana Gold Inc., you are entitled to receive our interim financial statements and MD&A.

To receive this information, please complete the form below and return it to

CIBC Mellon Trust Company

P.O. BOX  7010, Adelaide Street Postal Station

Toronto, Ontario  M5C 2W9

Fax:  416-643-5501

Your name will then be placed on the supplemental mailing list maintained by our transfer agent and registrar, the CIBC Mellon Trust Company.

As long as you remain a registered shareholder, you will receive this notification each year and be required to renew your request to receive interim financial statements and MD&A.  If you have any questions, contact CIBC Mellon at www.cibcmellon.com/investorinquiry or by phone at 1-800-387-0825.

Consent to Electronic Delivery of Documents

1.               I consent to receive all documents to which I am entitled electronically rather than by mail. I understand that the documents I am entitled to receive are determined by the class of shares I hold and may include (a) Yamana’s Quarterly Financial Report and MD&A; (b) Yamana’s Annual Report (including Annual Financial Statements and MD&A); (c) Notice of Yamana’s Annual or Special Meeting of Shareholders and related proxy and proxy circular; and (d) other corporate information about Yamana.

2.               I understand and agree that Yamana will notify me when the documents are available on Yamana’s website www.yamana.com once Yamana has filed the documents with securities regulators. I agree that notification will be sent to me at my e-mail address set out below or in such other manner as Yamana may determine.

3.               I acknowledge that access to Internet e-mail and the world wide web is required for me to access a document electronically and I confirm that I have such access.

4.               I understand and agree that:

•                  Any e-mail notice of other notification will not contain an actual document

•                  Any e-mail notice or other notification will contain Yamana’s web address or a hyperlink identifying where a document is located

•                  By entering Yamana’s web address into my web browser, I can access, view, download, and print a document from my computer

•                  The system requirements to view and download a document will be specified in Yamana’s website; currently a document distributed electronically will be in Adobe’s Portable Document Format (PDF)

5.               The Adobe Acrobat Reader software is required to view a document in PDF format and is available free of charge from Adobe’s web site at www.adobe.com

6.               I understand that I may request a paper copy of a document for which I have consented to electronic delivery by calling CIBC Mellon Trust at 1-800-387-0825 (toll free in North America) or at 416-643-5500 (outside North America). My request can also be made by e-mail at inquiries@cibcmellon.com or by regular mail to CIBC Mellon Trust Company, P.O. Box 7010, Adelaide Street Postal Station, Toronto, Ontario, M5C 2W9, Canada. Alternatively, a paper copy may also be requested through Yamana by calling 416-815-0220, or by e-mail at investor@yamana.com.  I understand that my request of a paper copy of any document does not constitute revocation of this “Consent to Electronic Delivery of Documents”.

7.               I understand and agree that:

•                  At any time and without giving me advance notice, Yamana may elect not to send me a document electronically, in which case a paper copy of the document will be mailed to me,

•                  If a document intended to be sent electronically is not available electronically, a paper copy of the document will be mailed to me, and

•                  If my e-mail address is found to be invalid, a paper copy of the document will be mailed to me.

8.               I understand that Yamana will maintain on its website any document sent to me electronically for at least six months from the date of posting to the website.

9.               I understand that I may revoke or modify my consent, and that I may change the e-mail address to which notices are delivered to me, at any time by notifying CIBC Mellon Trust Company as specified in paragraph 6 above.  I understand if I change my e-mail address or revoke or modify my consent, I must notify CIBC Mellon Trust Company and they must actually receive and acknowledge my notification for my request to be effective.

10.         I understand and agree that my consent to electronic delivery will apply to the distribution of material to me as a registered shareholder of Yamana.

11.         I understand that I am not required to consent to electronic delivery and that if I have not ticked the box below under “Consent to Electronic Delivery of Documents” I will receive all documentation to which I am entitled by mail.

To:  CIBC Mellon Trust Company

☐  I am a registered shareholder of Yamana. I have read and understand the terms of the above “Consent to Electronic Delivery of Documents” form and, on those terms, I consent to the electronic delivery of the documents I am entitled to receive (or have requested as indicated in the section below).  I understand that Yamana will maintain in confidence the personal information that I provide as a shareholder and use it only for shareholder communication.

Request for Financial Statements Registered Shareholders

Request for Financial Statements for Yamana Gold Inc.	8700 Mail Code I
(Internal Use)

To:  CIBC Mellon Trust Company

☐  I wish to receive Yamana’s interim financial statements and MD&A.  Please add my name to the Supplemental Mailing List for Yamana Gold Inc. and send me their interim financial statements and MD&A as indicated in this request/consent form.  I understand that if I have not ticked the section above under “Consent to Electronic Delivery of Documents”, I will receive the interim financial statements and MD&A by mail.

(please print)

Name

Address

Postal/Zip Code

E-mail Address

Account Number
(9 digit — printed above name/address on your proxy)

Dear Investor:

As a non-registered shareholder of Yamana Gold Inc., you are entitled to receive our interim financial statements and MD&A and/or our annual financial statements and MD&A.

To receive this information, please complete the on-line form at  www.cibcmellon.com/financialstatements, specifying our company code 8700A.

Alternately, you can complete the form below and return it to

CIBC Mellon Trust Company

P.O. BOX  7010

Adelaide Street Postal Station

Toronto, Ontario  M5C 2W9

Fax:  416-643-5501

Your name will then be placed on the supplemental mailing list maintained by our transfer agent and registrar, the CIBC Mellon Trust Company.

As long as you remain a non-registered shareholder, you will receive this notification each year and be required to renew your request to receive interim and/or annual financial statements and MD&A.  If you have any questions, contact CIBC Mellon at www.cibcmellon.com/investorinquiry or by phone at 1-800-387-0825.

Consent to Electronic Delivery of Documents

1.               I consent to receive Yamana’s interim and/or annual financial statements and MD&A, as requested, electronically rather than by mail.

2.               I understand and agree that Yamana will notify me when the documents are available on Yamana’s website www.yamana.com once Yamana has filed the documents with securities regulators. I agree that notification will be sent to me at my e-mail address set out below or in such other manner as Yamana may determine.

3.               I acknowledge that access to Internet e-mail and the world wide web is required for me to access a document electronically and I confirm that I have such access.

4.               I understand and agree that:

•                  Any e-mail notice of other notification will not contain an actual document

•                  Any e-mail notice or other notification will contain Yamana’s web address or a hyperlink identifying where a document is located

•                  By entering Yamana’s web address into my web browser, I can access, view, download, and print a document from my computer

•                  The system requirements to view and download a document will be specified in Yamana’s website; currently a document distributed electronically will be in Adobe’s Portable Document Format (PDF)

•                  The Adobe Acrobat Reader software is required to view a document in PDF format and is available free of charge from Adobe’s web site at www.adobe.com

5.               I understand that I may request a paper copy of a document for which I have consented to electronic delivery by calling CIBC Mellon Trust at 1-800-387-0825 (toll free in North America) or at 416-643-5500 (outside North America). My request can also be made by e-mail at inquiries@cibcmellon.com or by regular mail to CIBC Mellon Trust Company, P.O. Box 7010, Adelaide Street Postal Station, Toronto, Ontario, M5C 2W9, Canada. Alternatively, a paper copy may also be requested through Yamana by calling 416-815-0220, or by e-mail at investor@yamana.com.  I understand that my request of a paper copy of any document does not constitute revocation of this “Consent to Electronic Delivery of Documents”.

6.               I understand and agree that:

•                  At any time and without giving me advance notice, Yamana may elect not to send me a document electronically, in which case a paper copy of the document will be mailed to me,

•                  If a document intended to be sent electronically is not available electronically, a paper copy of the document will be mailed to me, and

•                  If my e-mail address is found to be invalid, a paper copy of the document will be mailed to me.

7.               I understand that Yamana will maintain on its website any document sent to me electronically for at least six months from the date of posting to the website.

8.               I understand that I may revoke or modify my consent, and that I may change the e-mail address to which notices are delivered to me, at any time by notifying CIBC Mellon Trust Company as specified in paragraph 5 above.  I understand if I change my e-mail address or revoke or modify my consent, I must notify CIBC Mellon Trust Company and they must actually receive and acknowledge my notification for my request to be effective.

9.               I understand and agree that my consent to electronic delivery will apply to the distribution of material to me as a registered shareholder of Yamana.

10.         I understand that I am not required to consent to electronic delivery.

To:  CIBC Mellon Trust Company

☐  I am a non-registered shareholder of Yamana. I have read and understand the terms of the above “Consent to Electronic Delivery of Documents” form and, on those terms, I consent to the electronic delivery of the interim and/or annual financial statements and MD&A that I have requested below.  I understand that Yamana will maintain in confidence the personal information that I provide as a shareholder and use it only for shareholder communication.

Request for Financial Statements Non-Registered Shareholders

Request for Financial Statements for Yamana Gold Inc.	8700A
(Code)

To:  CIBC Mellon Trust Company

Please add my name to the Supplemental Mailing List for Yamana Gold Inc., and send me their interim and/or annual financial statements and MD&A as indicated below:

☐ Interim Financial Statements and MD&A

☐ Annual Financial Statements and MD&A

I understand that if I have not ticked the box in the section above under “Consent to Electronic Delivery of Documents”, I will receive the financial statements and MD&A requested herein by mail.

(please print)

Name

Address

Postal/Zip Code

E-mail Address